SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________

CONTENTS

On February 12, 2015, Enzymotec Ltd. (“we,” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on January 22, 2015. The voting results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 15,976,177 (71.06%) of our outstanding ordinary shares on the record date of January 9, 2015, are described below.

Proposal 1(a):	To elect Mr. Holger Liepmann as a Class I director of the Company for a term expiring at our annual general meeting to be held in 2017.

For	Against	Abstain	Broker Non-Votes
15,972,620	3,037	520	0

Proposal 1(b):	To approve the annual and per meeting fees to Mr. Holger Liepmann for services as a director of the Company.

For	Against	Abstain	Broker Non-Votes
15,967,803	7,897	477	0

Proposal 1(c):	To approve the grant of options and the grant of RSUs to Mr. Liepmann.

For	Against	Abstain	Broker Non-Votes
15,966,213	8,487	1,477	0

Proposal 2(a):	To approve amendments to the terms of remuneration provided to Mr. Nir Belzer for his service as a director of the Company.

For	Against	Abstain	Broker Non-Votes
15,964,953	10,717	507	0

Proposal 2(b):	To approve amendments to the terms of remuneration provided to Dr. Imanuel (Mani) Wasserman for his service as a director of the Company.

For	Against	Abstain	Broker Non-Votes
15,964,643	11,027	507	0

Proposal 2(c):	To approve amendments to the terms of remuneration provided to Mr. Yossi Peled for his service as a director of the Company.

For	Against	Abstain	Broker Non-Votes
15,965,153	10,517	507	0

Proposal 2(d):	To approve the grant of options to Mr. Nir Belzer.

For	Against	Abstain	Broker Non-Votes
15,963,177	11,493	1,507	0

Proposal 2(e):	To approve the grant of options to Dr. Imanuel (Mani) Wasserman.

For	Against	Abstain	Broker Non-Votes
15,962,983	11,687	1,507	0

Proposal 2(f):	To approve the grant of options to Mr. Yossi Peled.

For	Against	Abstain	Broker Non-Votes
15,963,493	11,182	1,502	0

Proposal 2(g):	To approve the grant of options to Prof. Dov Pekelman.

For	Against	Abstain	Broker Non-Votes
15,964,093	11,582	502	0

Proposal 3:	To approve the option grants and RSU grants to Dr. Ariel Katz, president and chief executive officer of the Company.

For	Against	Abstain	Broker Non-Votes
15,762,727	212,838	612	0

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: February 12, 2015	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer